FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2012

Commission File Number: 001-12102

YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)

Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

YPF Sociedad Anónima

TABLE OF CONTENTS

Item
1	Translation of letter to the Buenos Aires Stock Exchange dated August 13, 2012
2	Translation of letter to the Buenos Aires Stock Exchange dated August 13, 2012

Item 1

TRANSLATION

Autonomous City of Buenos Aires, August 13, 2012

To the
Bolsa de Comercio de Buenos Aires
(Buenos Aires Stock Exchange)

Ref.: General Ordinary Shareholders'
Meeting of YPF S.A.

Dear Sirs:

The purpose of this letter is to comply with the requirements of Article 23 of Chapter VII of the Buenos Aires Stock Exchange Regulations.

I hereby inform you that the Board of Directors of the Company, at its meeting held on August 10, 2012, decided to call a General Ordinary Shareholders’ Meeting to be held on September 13, 2012 at 11:00 a.m. at the Company’s offices.

Yours faithfully,

Gabriel E. Abalos
Market relations officer
YPF S.A.

Item 2

TRANSLATION

Autonomous City of Buenos Aires, August 13, 2012

To the
Bolsa de Comercio de Buenos Aires
(Buenos Aires Stock Exchange)

Ref.: Negotiable obligations
issuance authorization

Dear Sirs:

    The purpose of this letter is to comply with the requirements of current regulations and inform you that the Board of Directors of the Company, at its meeting held on August 10, 2012, approved the issuance and placement of negotiable obligations for an amount of up to ARS 3,500,000,000 (three thousand five hundred million Argentine pesos) in one or more series or tranches, under the Company's USD 1,000,000,000 Global Negotiable Obligations Program, which was authorized by the National Securities Commission by resolution No. 15,896, dated June 5, 2008, and by the Shareholders’ Meeting held on January 8, 2008.

Yours faithfully,

Gabriel E. Abalos
Market relations officer
YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima
Date: August 13, 2012	By:	/s/ Gabriel E. Abalos
	Name: Title:	Gabriel E. Abalos Market Relations Officer